SECURIT 06008073 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32565

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2006 WASH. D.C. 209

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AmSouth Investment Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 Riverchase Parkway East
(No. and Street)

Birmingham	Alabama	35244
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin W. Parks (205) 560-7535
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

1901 Sixth Avenue North, Suite 1900	**Birmingham**	**Alabama**	**35203**
(Address)	(City)	(State)	(Zip Code)

PROCESSED JUN 15 2006 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Kevin W. Parks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of AmSouth Investment Services, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NOTARY PUBLIC STATE OF ALABAMA AT LARGE
MY COMMISSION EXPIRES: Dec 17, 2009
BONDED THRU NOTARY PUBLIC UNDERWRITERS

Notary Public

Signature

CFO / Controller / Vice President
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AmSouth Investment Services, Inc.

Statements of Financial Condition

	December 31	
	2005	**2004**
Assets		
Cash	$ **4,339,955**	$ 14,680,021
Securities owned at market value:		
Mortgage backed securities	**358,585**	924,550
Other securities	**30,418,787**	2,289,127
Receivables from clearing brokers and dealers	**4,480,413**	27,876,768
Receivables from non-customers	**1,076,680**	1,014,192
Furniture, equipment and leasehold improvements (net of accumulated depreciation of $4,245,329 and $3,295,117 at December 31, 2005 and 2004, respectively)	**3,129,210**	3,457,957
Net deferred tax asset	**243,175**	468,320
Other assets	**688,863**	882,877
Total assets	$ **44,735,668**	$ 51,593,812
Liabilities and stockholder's equity		
Liabilities:		
Accrued personnel expenses	$ **2,203,006**	$ 1,804,003
Income taxes payable	**1,225,439**	1,451,026
Due to clearing broker	**38,865**	106,051
Other liabilities	**1,292,409**	1,734,579
Total liabilities	**4,759,719**	5,095,659
Stockholder's equity:		
Common stock - $100 par; one share authorized, issued and outstanding	**100**	100
Capital surplus	**274,900**	274,900
Retained earnings	**39,700,949**	46,223,153
Total stockholder's equity	**39,975,949**	46,498,153
Total liabilities and stockholder's equity	$ **44,735,668**	$ 51,593,812

See accompanying notes.